EXHIBIT 4

     For fiscal years ended December 31, 2004 and December 31, 2003, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

	2004	2003
Audit fees:

Cameco – audit	$386,000	$583,000
Centerra – audit	400,500	—
Centerra – securities	275,000	—

	$1,061,500	$583,000

Audit – related fees:
Proposed AIM Listing for AGR	—	$11,000
SOX 404 Scoping Project	75,000	—
Translation services	9,000	26,000
Accounting disclosure	14,000	23,000
Pensions and other	10,700	6,000

	$108,700	$60,000

Tax:
Compliance	$83,800	$96,000
Planning and advice	55,400	127,000

	$139,200	$223,000

All other fees:
Special investigation	—	$25,000

Total	$1,309,400	$897,000

     Pre-Approval Policies and Procedures

As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service is to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, a member of the audit committee as designated by the audit committee. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.